

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2018

Amos Genish
Chief Executive Officer
TIM S.p.A.
Via Gaetano Negri 1
20123 Milan, Italy

> **Re: TIM S.p.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 16, 2018**
> **File No. 001-13882**

Dear Mr. Genish:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Telecommunications